Helena Lee
Assistant General Counsel
Direct Line: (310) 772-6259
Fax: (310) 772-6569
E-mail: hlee@sunamerica.com

Via Edgar and Electronic Mail

March 24, 2015

Sally Samuel

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Annuity Account Seven (“Registrant”)

American General Life Insurance Company (“Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Select Investor Variable Annuity

File Nos. 333-198223 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Post-Effective Amendment to Registration Statement on Form N-4

Polaris Select Investor Variable Annuity

File Nos. 333-198224 and 811-08810

Dear Ms. Samuel:

Thank you for your comments provided on March 12, 2015, regarding the Post-Effective Amendments to the Registration Statements on Form N-4 filed pursuant to Rule 485(a) on January 30, 2015 and February 27, 2015 respectively, as referenced above. We have considered your comments and are providing our responses below.

1.	Highlights (Page 4)

a.	Comment – Please clarify the sentence describing Appendix A – STATE CONTRACT AVAILABILITY AND/OR VARABILITY to make clear that all material state variations are described in this appendix.

Response – We have amended the sentence as follows:

“All material state variations are described in Appendix A – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY.”

Sally Samuel

March 24, 2015

2.	Maximum and Minimum Expense Examples (Page 6)

a.	Comment – Will the maximum expenses be higher without the C-Share Option and including the surrender charge? If so and they are “mixed,” then please provide a separate example that indicates the surrender charge and Separate Account charge and please add clarification in the paragraph preceding the examples.

Response - For year 1 and years 3, both the maximum and minimum expenses would be higher without the C-Share Option and including the surrender charge. We will provide separate examples that indicate the Maximum and Minimum Expenses Examples accordingly. Additionally, we have added the following disclosure preceding the Maximum and Minimum Expenses Examples:

“We have provided separate Maximum and Minimum Expense Examples below to reflect two scenarios: (1) with election of the C-Share Option, which means there are no withdrawal charges, and (2) without election of the C-Share Option, which means withdrawal charges are assessed where applicable.”

3.	C-Share Option (Page 9)

a.	Comment – Please clarify that the C-Share Option is only available for contracts issued on or after May 1, 2015

Response – We have revised the first sentence under the C-Share Option as follows:

“The C-Share Option is available for election only on contracts issued on or after May 1, 2015.”

4.	Death Benefits, Spousal Continuation (Page 29)

a.	Comment – Please consider eliminating the bold sentence, “We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts.” The Spousal Continuation provision would be modified for any prospectively issued contract and it is not clear what purpose this sentence serves.

The purpose of this sentence is to provide notice to any prospective purchaser of the contract or a broker-dealer that the Spousal Continuation provision may be modified, suspended, or terminated up until the date of contract issuance. Though we would not modify, suspend or terminate the provision applicable to an existing contract, we believe that this sentence is helpful in notifying the broker-dealer and/or prospective purchaser that such provisions are subject to change up until the date of contract issue. As such, we respectfully disagree with eliminating the disclosure.

Sally Samuel

March 24, 2015

5.     Tandy Representations

a.	Depositor and Registrant acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Amendments will automatically become effective on April 30, 2015 and April 28, 2015, respectively, as referenced above. We will file any revisions and all relevant exhibits and financial statements in post-effective amendments to the Registration Statements on those dates.

Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ HELENA LEE

Helena Lee